Exhibit 99.2

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Notice of 2019 Annual Meeting of Shareholders

December 9, 2019

TIME AND DATE	9:00 A.M. LOCAL TIME, Tuesday, December 31, 2019

PLACE	93 Jianguo Road, No. 6 Building, 11th Floor Chaoyang District, Beijing, People’s Republic of China 100020

ITEMS OF BUSINESS

Item		Board Vote Recommendation

1.	To elect each of the five directors named in the proxy statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.	“FOR”
2.	To ratify the appointment of Centurion ZD CPA & Co. (as our independent registered public accounting firm for the fiscal year ending December 31, 2019.	“FOR”
3.	To conduct an advisory vote on the compensation of our named executive officers;	“FOR”
4.	To conduct an advisory vote on the frequency of future advisory votes on the compensation of our named executive officers; and	“1 YEAR”
5.	To transact such other business as may properly come before the 2019 Annual Meeting of Shareholders.	“N/A”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2019 Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2019 Annual Meeting of Shareholders (the “2019 Annual Meeting”).

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2019 Annual Meeting, or any adjournments or postponements thereof, was the close of business on December 9, 2019.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of December 9, 2019 will be available for inspection at the 2019 Annual Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2019 Annual Meeting in person. You can submit your vote prior to the date of the Annual Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2019 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about December 17, 2019, to all shareholders entitled to vote at the 2019 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.cifsp.com on or about December 17, 2019. If you plan to attend the 2019 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2019 Annual Meeting.

Whether or not you plan to attend the 2019 Annual Meeting, it is important that your shares be represented and voted at the 2019 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020 not later than 11:59 p.m. local time on December 30, 2019 to be validly included in the tally of shares voted at the 2019 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

By Order of the Board of Directors

Jianxin Lin
Chairman and Chief Executive Officer

PROXY STATEMENT

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. 2019 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of China Internet Nationwide Financial Services Inc., a British Virgin Islands company (“we,” “us” or the “Company”), is soliciting proxies to be used at the annual meeting of shareholders (the “2019 Annual Meeting”) of the Company to be held at 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020 on Tuesday, December 31, 2019, at 9:00 a.m. local time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about December 17, 2019. The Board is requesting that you permit your ordinary shares to be represented at the 2019 Annual Meeting by the persons named as proxies for the 2019 Annual Meeting.

The proxy solicitation materials, including the Notice of 2019 Annual Meeting of Shareholders, this Proxy Statement, our annual report on Form 20-F for the fiscal year ended December 31, 2018, which includes our audited consolidated financial statements for the fiscal year ended December 31, 2018 (the “2018 Annual Report”), and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2019 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2019 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 201 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2019 Annual Meeting. As a shareholder, you are invited to attend the 2019 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2019 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Mr. Jianxin Lin has been designated as the Company’s proxy for the 2019 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2019 ANNUAL MEETING?

There are four proposals that will be voted on at the 2019 Annual Meeting:

1.	To elect each of the five directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

2.	To ratify the appointment of Centurion ZD CPA & Co. as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

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3.	To approve the Company’s named executive officers’ compensation.

4.	To determine the frequency of future advisory votes to approve the compensation of our named executive officers.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the election of each director named in this Proxy Statement (Proposal No. 1);

●	“FOR” the ratification of the appointment of Centurion ZD CPA & Co. as our independent registered public accounting firm for the fiscal year ending December 31, 2018 (Proposal No. 2).

●	“FOR” the ratification of Company’s named executive officers’ compensation (Proposal No. 3).

●	For the “One-Year” option as to the frequency of the advisory vote on the compensation of our named executive officers

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2019 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2019 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2019 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2019 Annual Meeting.

WHO CAN VOTE AT THE 2019 Annual Meeting?

Shareholders of record at the close of business on December 9, 2019, the date established by the Board for determining the shareholders entitled to vote at our 2019 Annual Meeting (the “Record Date”), are entitled to vote at the 2019 Annual Meeting.

On the Record Date, 22,114,188 ordinary shares were outstanding and entitled to vote at the 2019 Annual Meeting. Holders of ordinary shares are entitled to one vote for each share owned for each matter to be voted on at the 2019 Annual Meeting. Holders of ordinary shares will vote together as a single class on all proposals to be voted on at the 2019 Annual Meeting.

A list of the shareholders of record as of December 9, 2019 will be available for inspection at the 2019 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

A majority of the votes of our outstanding ordinary shares as of the Record Date must be present, in person or by proxy, at the 2019 Annual Meeting in order to properly convene the 2019 Annual Meeting. This is called a quorum. If there are not enough votes of the ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2019 Annual Meeting may be adjourned by the Chairman of the meeting until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

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WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, TranShare Securities Transfer and Registrar. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2019 Annual Meeting, but you may not vote these shares in person at the 2019 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2019 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2019 Annual Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020 not later than 11:59 p.m. local time on December 30, 2019 to be validly included in the tally of shares voted at the 2019 Annual Meeting.

If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the election of the five director nominees named in this Proxy Statement (Proposal No. 1), “FOR” the ratification of the appointment of Centurion ZD CPA & Co. as our independent registered public accounting firm for the fiscal year ending December 31, 2019 (Proposal No. 2), “FOR” the ratification of compensation of the Company’s named executive officers (Proposal No. 3), and for the “One-Year” option as to the frequency of the advisory vote on the compensation of our named executive officers (Proposal No. 4). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2019 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose ordinary shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2019 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2019; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

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CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2019 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2019 Annual Meeting, a valid, later-dated proxy. Attendance at the 2019 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2019 Annual Meeting. If you are a beneficial owner whose ordinary shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2019 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2019 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2019 ANNUAL MEETING?

Our inspector of election will tabulate and certify the votes. We plan to announce preliminary voting results at the 2019 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2019 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2019 Annual Meeting is required to elect directors (Proposal No. 1) and to ratify the Audit Committee’s appointment of Centurion ZD CPA & Co. as the Company’s independent registered public accounting firm for the year ending December 31, 2019 (Proposal No. 2). The advisory vote on executive compensation (Proposal No. 3) and the advisory vote on frequency of advisory notes on executive compensation (Proposal No. 4) are not binding on the Company’s Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements and the frequency of having advisory votes on such compensation arrangements.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2019 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal

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WHAT DO I NEED TO DO TO ATTEND THE 2019 ANNUAL MEETING?

If you plan to attend the 2019 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on December 9, 2019 and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2019 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on December 9, 2019. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2019 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on December 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2018 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2018, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.cifsp.com. The contents of that website are not a part of this Proxy Statement.

Additional copies of the 2018 Annual Report are available at no charge upon written request. To obtain additional copies of the 2018 Annual Report, please contact us at China Internet Nationwide Financial Services Inc., 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020, Attention: Corporate Secretary. The request must include a representation by the shareholder that as of our record date, December 9, 2019, such shareholder was entitled to vote at the 2019 Annual Meeting.

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PROPOSAL 1:
ELECTION OF DIRECTORS

Our Memorandum and Articles of Association provide that the Board will at least have one director, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our ordinary shares. The Board currently consists of five members. Our Board has determined that Sheve Li Tay, Hong Huang and Buting Yang are independent under applicable SEC and NASDAQ Corporate Governance rules. During the year ended December 31, 2018, each director attended over 90% of all Board meetings and over 90% of the meetings of each committee of the Board on which he or she serves.

Our Board has nominated the individuals identified below for election as directors at the 2019 Annual Meeting, each of whom is a current director of the Company. Each of these directors will hold office until the annual meeting of shareholders in 2020, and until his/her respective successor has been elected and duly qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if elected.

We are soliciting proxies in favor of the election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them “FOR” the director nominees named below. If any nominee becomes unable to serve or for good cause will not serve as a director, an event that the Company does not currently anticipate, it is intended that proxies will be voted for any substitute nominee designated by the Board to fill the vacancy or the Board may elect to reduce its size. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as directors, if elected.

Biographical information concerning the nominees appears below. Ages are set forth as of December 9, 2019.

Name	Age	Position
Jianxin Lin	35	Chairman of the Board and Chief Executive Officer
Jinchi Xu	40	Director
Sheve Li Tay	46	Independent Director (1)(2)(3)
Hong Huang	47	Independent Director (1)(2)(3)
Buting Yang	74	Independent Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

Director Nominees (All current Directors to be Re-elected in 2019)

Mr. Jianxin Lin is our founder and has served as Chairman of the Board of Directors and Chief Executive Officer since our inception. In 2006, Mr. Lin expanded his business practice into the textile industry and founded Shishi City Sheng Qi Textile Trading Co., Ltd and has been its Chief Executive Officer and General Manager since then. In 2011, Mr. Lin founded Nanchang Hansheng Industry & Trade Co., Ltd in Jiangxi Province, serving as its Chief Executive Officer and General Manager. He then founded Sheng Qi (Fujian) Investment Co. Ltd, in 2012 and serves as its Chief Executive Officer and General Manager of a company. In 2014, Mr. Lin founded Ding Zhi Tai Da Investment Management (Beijing) Co., Ltd (later changed its name to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd on February 17, 2016) and serves as its Chief Executive Officer and General Manager. Mr. Lin received his Bachelor degree in Business Management in 2015. Mr. Lin also serves as Vice President of the Shishi Cloth Industry Association, Honorary President of Shishi Cultural Exchange Association, Executive Director of the Chamber of Commerce in Quanzhou Nanchang, and Standing Director at Jiangxi Industrial and Commercial Association. He currently devotes 30 hours a week as our Chairman and Chief Executive Officer.

Mr. Jinchi Xu is our founder and has served as our director since our inception. Mr. Xu is a senior investment manager with more than 10 years of progressive experience in finance management. He has been working as the Deputy General Manager at Hongkong Fucheng International Investment Co. Ltd since 2006. Mr. Xu graduated from Fujian Medical University in 2002 with a Bachelor Degree in Iconography.

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Ms. Sheve Li Tay has over 17 years of experience in accounting and auditing. She has been working as a Senior Manager in Audit Assurance at Ernst & Young (HongKong) from November, 1997 to September, 2007 and as a Senior Manager in Finance from October, 2007 to September, 2010. During her time working at Ernst & Young (Hong Kong), she served as an auditor for several public companies that are listed on NASDAQ and New York Stock Exchange (NYSE). Ms. Tay worked as the President of Finance and Capital Management Department at Centron Telecom International Holding Limited from October, 2010 to June, 2011. Ms. Tay also served as an independent non-executive director of Grand Concord International Holding Limited from August, 2011 to November, 2016, and she was in the same position at Natural United Resources Holdings Limited from November, 2011 to January, 2014. Ms. Tay currently serves as an independent non-executive director of China 33 Media Group Limited. Ms. Tay has been a certified public accountant of the Hong Kong Institute of Certified Public Accountants and the fellow member of Association of Chartered Certified Accountants since 2002. She graduated from the University of Strathclyde, United Kingdom, in 1994 with a bachelor’s degree in Arts majoring in Accounting and Finance. In 2004, she obtained a Master’s degree in Applied Finance from University of Western Sydney.

Mr. Hong Huang is one of our three independent directors. He worked as an attorney at Beijing Zhanda Law Firm from April, 2005 to March, 2014. Mr. Huang then joined Dentons Beijing and has been serving as a Partner since April, 2014. Mr. Huang graduated from East China University of Political Science and Law in 1993 with a degree in Bachelor of Law. He also attended the University of Trier, Germany, in 2002 and graduated in 2003 with a Master Degree of Law.

Mr. Buting Yang, has held a number of senior leadership positions in a variety of institutions in the media industry of China. He has been a director of and technology counsel to the China Film Association since 2000. From 2000 to 2007, Mr. Yang served as president of China Film Group Corporation. From 2000 to 2017, he served as independent director of Zhejiang Talent Television & Film Co., Ltd., a Shenzhen Stock Exchange listed company. From 2007 to 2009, Mr. Yang was independent director of Beijing Galloping Horse Media Co., Ltd. From 2007 to 2015, Mr. Yang also served as chairman of China Film Promotion International Corp. and president of China Film Distribution & Screening Association. In addition, Mr. Yang has been serving as a member of the Film Committee of State Administration of Radio, Film and Television of China since 2012. Mr. Yang also has been serving as independent director of SkyOcean International Holdings Limited since 2014, which is a company listed on Hong Kong Exchange. Mr. Yang’s leadership positions also include serving as independent director of Zhejiang Times Cinema Chain Co., Ltd. since 2015 and honorary chairman of Chinese Creative Culture Organization since 2012. Mr. Yang received his Bachelor degree in Geology from Jilin University in 1969.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE

CORPORATE GOVERNANCE

Board of Directors

The Board oversees our business affairs and monitors the performance of our management. In accordance with our corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Executive Chairman, other key executives and by reading the reports and other materials sent to them and by participating in Board and committee meetings. Our directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal, or if for some other reason they are unable to serve in the capacity of director.

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Director Independence

As we are listed on NASDAQ, our determination of independence of directors is made using the definition of “independent director” contained in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Our Board affirmatively determined that Sheve Li Tay, Hong Huang and Buting Yang are “independent” directors, as that term is defined in the NASDAQ Stock Market Rules.

Board Meetings and Attendance

The Board did not hold any meetings in 2018 but approved certain actions by unanimous written consent.

Annual Meeting Attendance Policy

The Company does not have a policy regarding director attendance at Annual Meetings of shareholders, however, all directors are strongly encouraged to attend.

Stockholder Communications with the Board

Shareholders wishing to communicate with the Board, the non-management directors, or with an individual Board member may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing the correspondence to: c/o Jianxin Lin, 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020. The envelope should indicate that it contains a shareholder communication. All such shareholder communications will be forwarded to the director or directors to whom the communications are addressed.

Committees of the Board of Directors

We established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Sheve Li Tay, Messrs. Hong Huang and Buting Yang. Ms. Sheve Li Tay is the chairman of our audit committee. We have determined that Ms. Sheve Li Tay, and Messrs. Hong Huang and Buting Yang Leong satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our Board of Directors has determined that Ms. Tay qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

A copy of the audit committee’s current charter is available at our corporate website at: http://www.cifsp.com/zaixian/web/Audit%20Committee%20Charter.html

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During the fiscal year of 2018, the Audit Committee held one telephonic meeting, at which all members of the Audit Committee were present.

Compensation Committee. Our compensation committee consists of Mr. Hong Huang, Ms. Sheve Li Tay and Mr. Buting Yang. Mr. Hong Huang is the chairman of our compensation committee. We have determined that Mr. Hong Huang, Ms. Sheve Li Tay and Mr. Buting Yang satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

A copy of the compensation committee’s current charter is available at our corporate website at: http://www.cifsp.com/zaixian/web/Compensation%20Committee%20Charter.html

During the fiscal year of 2018, the Compensation Committee did not hold any physical or telephonic meetings.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Buting Yang, Hong Huang and Ms. Sheve Li Tay. Mr. Buting Yang is the chairperson of our nominating and corporate governance committee. Messrs. Buting Yang, Hong Huang and Ms. Sheve Li Tay and satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating and corporate governance committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: http://www.cifsp.com/zaixian/web/Nominating%20and%20Corporate%20Governance%20Committee%20Charter.html

During the fiscal year of 2018, the Nominating and Corporate Governance Committee did not hold any physical or telephonic meetings.

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Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Code of Ethics.

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,
●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,
●	compliance with applicable laws, rules and regulations,
●	the prompt reporting violation of the code, and
●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Business Conduct and Ethics is incorporated by reference as an exhibit to this annual report and posted on our website at http://www.cifsp.com/.

Directors’ and Executive Officers’ Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2018, to each of our executive officers and directors.

Name	Compensation ($)
Directors and Officers
Jianxin Lin	104,820
Jinchu Xu*	297,007
Sheve Li Tay	30,000
Hong Huang	30,000
Buting Yang	30,000

Senior Management
Lu Sun *	148,400

* Effective April 11, 2019, Ms. Lu Sun resigned as Chief Financial Officer of the Company. On April 12, 2019, the Board appointed Mr. Jinchi Xu to replace Ms. Sun as the Company’s new Chief Financial Officer.

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We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Option Grants

We had no outstanding equity awards as of the end of fiscal year 2018.

Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during fiscal 2018 by the executive officers.

Long-Term Incentive Plans and Awards

There were no awards made to a named executive officer in fiscal 2018 under any long-term incentive plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of December 9, 2019 by:

●	each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

●	each of our director nominees and executive officers individually; and

●	all of our director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of December 9, 2019, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 22,114,188 ordinary shares outstanding as of December 9, 2019. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Name of Beneficial owner*	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Jianxin Lin[2]	14,540,000	65.75%
Jinchu Xu	-	-
Lu Sun	-	-
Sheve Li Tay	-	-
Hong Huang	-	-
Buting Yang	-	-

All Directors and Executive Officers as Group	14,540,000	65.75%

Principal Shareholder:
Jianxin Management Limited[2]	14,540,000	65.75%

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Notes:

* The business address for our directors and officers is 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020.

(1)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 22,114,188 being the number of shares outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(2)	Represents 14,540,00 ordinary shares held by Jianxin Management Limited, a company incorporated in the British Virgin Islands. The registered office address is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Jianxin Management Limited is wholly owned by Jianxin Lin.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based and in accordance with Section 7(a)(iii) of the form of the employment agreement filed, namely (1) a lump sum cash payment equal to 3 months of the executive officer’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 3 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

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NASDAQ Requirements

Our ordinary shares are currently listed on the NASDAQ Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time adopts, amendments to its Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. However, we have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands do not require compliance with the same or substantially similar requirements:

●	our independent directors do not hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the Board of Directors);
●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the Board of Directors; and our CEO is not prevented from being present in the deliberations concerning his compensation;
●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and
●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600. For example, we have voluntarily decided to compose of the majority of our board of directors with independent directors as defined by the NASDAQ rules.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Contractual Arrangements between Beijing Yingxin Yijia Network Technology Co., Ltd (“WFOE”) and Sheng Ying Xin (Beijing) Management Consultig Co., ltd (“Sheng Ying Xin”)

On February 17, 2016, WFOE entered into certain contractual arrangements with Sheng Ying Xin and its shareholders (the “SYX Shareholders”), as amended and re-signed on April 26, 2016. Pursuant to these contractual arrangements, WFOE shall have the power, rights and obligations equivalent in all material respects to those it would possess if it were the sole equity holder of Sheng Ying Xin, including absolute control rights and the rights to the assets, property and revenue of Sheng Ying Xin and the receipt of, approximately 100% of the net income of Sheng Ying Xin as a service fee to WFOE. SYX Shareholders did not receive any consideration in exchange for their agreements to give up their control over Sheng Ying Xin.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Sheng Ying Xin and WFOE, WFOE provides Sheng Ying Xin with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis and to the extent permissible under the PRC laws, utilizing its advantages in technology, human resources, and information. For services rendered to Sheng Ying Xin by WFOE under this agreement, WFOE is entitled to collect a service fee on a monthly basis, which is approximately equal to the net income of Sheng Ying Xin.

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The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-day prior notice. Sheng Ying Xin does not have the right to terminate the agreement unilaterally. WFOE may unilaterally extend the term of this agreement with prior written notice.

The sole director and president of WFOE, Mr. Jianxin Lin, is currently managing Sheng Ying Xin pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Sheng Ying Xin, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions.

Contracts that give us effective control of the variable interest entity

Share Pledge Agreement

Under the Share Pledge Agreement between the two SYX Shareholders and WFOE, the SYX Shareholders pledged all of their equity interests in Sheng Ying Xin to WFOE to guarantee the performance of Sheng Ying Xin’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SYX Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The SYX Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest. All of the equity interest pledges with respect to the equity interests of Sheng Ying Xin according to the Share Pledge Agreement have been registered with relevant office of the Administration for Industry and Commerce in China.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Sheng Ying Xin. WFOE shall cancel or terminate the Share Pledge Agreement upon Sheng Ying Xin’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SYX Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Sheng Ying Xin at the exercise price of RMB1.00. The agreement remains effective for a term of ten years and may be renewed at WFOE’s election. Once WFOE exercise such option, the parties shall enter into a separate equity interest transfer or similar agreement.

Power of Attorney

Under the Power of Attorney, the SYX Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the director, supervisor, the chief executive officer and other senior management members of Sheng Ying Xin.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as the SYX Shareholder is a shareholder of Company.

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Related party transactions

Transaction and balances from related parties:

In order to reduce the operating losses, on December 30, 2018, Sheng Ying Xin, the sole shareholder of Anytrust Science & Technology Co. Ltd (“Anytrust”), entered into an equity transfer agreement with Jianxin Lin, the Company’s Chief Executive Officer and Chairman of the Board. Because Anytrust was insolvent, Sheng Ying Xin sold 100% of the equity interest it owned in Anytrust to Jianxin Lin for no consideration. We also determined it in our best interest to transfer our equity interest in Anytrust to our Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

For the year ended December 31, 2018, 2017 and 2016, the Company recorded revenue from related parties of nil, nil and nil, respectively. The trade balance due from a related party is nil, nil and nil as of December 31, 2018, 2017 and 2016, respectively The Company provides consulting services to these related parties in its normal course of business on the same terms as those provided to its unrelated clients.

Related parties of the Company represented entities that are directly or indirectly owned by directors and officers of the Company or in which the directors and officers of the Company has significant influence.

Due from related party:

As of December 31, 2018, the Company has related party receivable of $184,961, due to advances made on behalf of related parties, including $44,128 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $28,724 from Beijing Zhiping Science and Technology Development Co., Ltd. and $112,109 from Anytrust.

Due to related party:

As of December 31, 2018 and 2017, the Company has related party payables of $32,005 and $163,659, respectively, due to Mr. Jianxin Lin, the Company’s Chief Executive Officer, who lent funds to the Company to support its operations. The payables are unsecured, non-interest bearing and due on demand.

Review, approval or ratification of transactions with related persons.

Our Audit Committee, consisting of independent directors, is charged with reviewing and approving all agreements and transactions which had been entered into with related parties, as well as reviewing and approving all future related party transactions.

15

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Centurion ZD CPA & Co., independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2019. Ratification of the selection of Centurion ZD CPA & Co. by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2019 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Centurion ZD CPA & Co., but may, in their discretion, retain Centurion ZD CPA & Co. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Centurion ZD CPA & Co. will be in attendance at the 2019 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table shows the fees that we paid for audit and other services provided by Marcum Bernstein & Pinchuk LLP and Wei Wei & Co., LLP, our independent registered public accounting firm for fiscal years 2017 and 2018, respectively.

	Fiscal 2017	Fiscal 2018

Audit Fees	$250,000	$200,000
Audit-Related Fees	$80,000	—
Tax Fees	—	—
All Other Fees	—	—

Total	$330,000	$200,000

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Marcum Bernstein & Pinchuk LLP and to Wei Wei & Co., LLP, with respect to fiscal years 2017 and 2018, respectively were approved by the Audit Committee.

See “What vote is required to approve each item?” and “What are abstentions and broker non-votes and how will they be treated?”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF Centurion ZD CPA & Co. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019

16

PROPOSAL NO. 3:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is providing stockholders an advisory vote on executive compensation as required by Section 14A of the Exchange Act and related SEC rules. Section 14A was added to the Exchange Act by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The advisory vote on executive compensation is a non-binding vote on the compensation of the Company’s named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement.

This advisory vote on executive compensation is not binding on the Company’s Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

Recommendation

THE BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE EXECUTIVE COMPENSATIONS OF THE COMPANY’S NAMED EXECUTIVE OFFICERS, AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCLOSURE SET FORTH IN THE PROXY STATEMENT.

17

PROPOSAL NO. 4:

ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTES
ON EXECUTIVE COMPENSATION

The Company is providing stockholders an advisory vote on the frequency of advisory votes on executive compensation. The advisory vote on the frequency of advisory notes on executive compensation is a non-binding vote on having advisory votes every one (1) year on the compensation of the Company’s Named Executive Officers.

This advisory vote on frequency of advisory notes on executive compensation is not binding on the Company’s Board of Directors. However, the Board of Directors will take into account the result of the vote when determining the frequency of having advisory votes on compensation arrangements.

Recommendation

THE BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE “ONE-YEAR” OPTION AS THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION.

18

DOCUMENTS ON DISPLAY

The Company’s Annual Report on Form 20-F filed with the SEC on May 10, 2019 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investor Relations section of the Company’s website at www.cifsp.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2019 Annual Meeting. If any other matters properly come before the 2019 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2019 Annual Meeting, we urge you to submit your signed proxy promptly.

Jianxin Lin
Chairman and Chief Executive Officer

Beijing, China
December 9, 2019

19

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on December 30, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on December 30, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

CONTROL # → 0000000000000000

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
1A Jianxin Lin	☐	☐	☐
1B Jinchi Xu	☐	☐	☐
1C Sheve Li Tay	☐	☐	☐
1D Hong Huang	☐	☐	☐
1E Buting Yang	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

The Board of Directors recommends you vote 1 YEAR on the following proposal:

	1 year	2 years	3 years	Abstain
4. To conduct an advisory vote on the frequency of future advisory votes on the compensation of our named executive officers; and	☐	☐	☐	☐

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000433436_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and Form 20-F are available at www.proxyvote.com

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.
Annual Meeting of Shareholders
December 31, 2019 9:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Jianxin Lin, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 AM, local time on December 31, 2019, at 93 Jianguo Road, No. 6 Building, 11th Floor Chaoyang District, Beijing, People's Republic of China 100020, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000433436_2 R1.0.1.18